September 5, 2024

Yucheng Hu
Chief Executive Officer
Mega Matrix Corp.
3000 El Camino Real, Bldg. 4, Suite 200
Palo Alto, CA 94306

       Re: Mega Matrix Corp.
           Registration Statement on Form S-3
           Filed August 23, 2024
           File No. 333-281747
Dear Yucheng Hu:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services